

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

December 18, 2007

via U.S. mail

James J. Volker
President and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300

>**Re:** **Whiting USA Trust I**
>**Registration Statement on Form S-1**
>**Filed November 20, 2007**
>**File No. 333-147543**
>
>**Whiting Petroleum Corporation**
>**Registration Statement on Form S-3**
>**Filed November 20, 2007**
>**File No. 333-147543-01**
>
>**Whiting Petroleum Corporation**
>**Annual Report on Form 10-K**
>**Filed February 28, 2007**
>**File No. 001-31899**

Dear Mr. Volker:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your documents.

Registration Statement on Form S-1 and Form S-3

General

2.   Please update your consents, as appropriate. Refer to number 23 of the Exhibit Table in Item 601 of Regulation S-K.

3.   Please monitor your requirement to provide updated financial information in accordance with the requirements of Rule 3-12 of Regulation S-X.

4.   Given your stated intention to distribute substantially all cash receipts of net proceeds attributable to the trust, please expand your disclosure to provide unaudited pro forma cash distributions depicting the amount of cash distributions you would have made for the year ended December 31, 2006, and the twelve months ended September 30, 2007.

5.   Please file all omitted exhibits, including the opinions of counsel regarding trust and tax matters. Note that you will need to allow time for our review once you file all these documents.

6.   In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit.   In addition, please advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

7.   In particular, we might have additional comments once you include all projected cash distribution information.

8.   Provide for our review and comment any graphics or other artwork you propose to include in the prospectus. In that regard, the text that appears in the inside cover page is difficult to read.

9.   Provide all the disclosure Items 401 and 402 of Regulation S-K require, or explain
        in necessary detail why you have omitted this information.

Risk Factors, page 18

10.   Eliminate disclosure that mitigates the risk you present. For example, we refer
        you to portions of the second and third sentences under "Whiting is not required
        to make capital expenditures" and the first sentence under "Whiting may abandon
        individual wells," both at page 21.

11.   We note your disclosure in the annual report on Form 10-K of Whiting Petroleum
        Corporation for the fiscal year ended December 31, 2006 that during 2006, sales
        to Plains Marketing LP and Valero Energy Corporation accounted for 16% and
        12%, respectively, of Whiting Petroleum Corporation's total oil and natural gas
        sales. If material with respect to the net interests of Whiting USA Trust I (the
        trust), please discuss the risk associated with the loss of any significant customers.

Market conditions or operational impediments may hinder access…, page 21

12.   Please tailor this risk factor to the risks related to the underlying properties. For
        example, specify, with respect to the underlying properties, whether the proximity
        of reserves to pipelines and terminal facilities hinders access to oil and natural gas
        markets or delays production.

Conflicts of interest could arise…, page 24

13.   Ensure that you identify all material risks relating to the trust arrangement,
        including its absence of employees and the extent of its reliance on Whiting. In
        that regard, clarify which risks to Whiting also result in risks to the trust and to
        trust unitholders. We may have additional comments.

Courts outside of Delaware, page 25

14.   If you are aware of any jurisdictions that have not recognized the limited liability
        you cite, expand the risk factor to identify them.

The trust has not requested a ruling from the IRS…, page 26

15.   It appears inappropriate to suggest here and at page 12 that the information "is not
        fact and should not be relied upon as indicative of future results." If you retain
        similar language, clarify what information is not fact, and justify the suggestion
        that the reader not rely on disclosure that appears in your prospectus.

If the financial position of Whiting degrades in the future…, page 26

16.   Please add to this risk factor disclosure related to the substantial decline in net income for Whiting Petroleum Corporation in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006.

The Underlying Properties, page 38

Discussion and Analysis of Historical Results of the Underlying Properties, page 40

17.   In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the term "primarily" to describe changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989). For example, provide more detail at page 40 regarding the extent to which the increase in lease operating expense in 2006 compared to 2005 resulted from costs associated with new property acquisitions during 2005 and 2006 or successful drilling activities during 2006.

Comparison of the Results of the Underlying Properties for the Nine Months Ended September 30, 2007 and 2006, page 40

18.   Within your discussion of revenues, you explain that gas sales volumes decreased 13% primarily due to normal field production decline. We also note similar disclosure within the comparison of results for the year ended December 31, 2005 compared to the year ended December 31, 2004, in which you explain the 19% decrease in gas sales volumes was primarily due to normal field production declines. Given the significant decreases in gas sales volumes for prior periods, please expand your disclosure to provide guidance on whether historical fluctuations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Your disclosure should also include a discussion of known trends, demands, commitments, events and uncertainties that are reasonably likely to have a material effect on your financial condition or results of operations. Please refer to FRC Section 501.12 for further guidance.

<u>Computation of Net Proceeds, page 53</u>

<u>Additional Provisions, page 54</u>

19.   You explain that "Any overpayments made to the trust by Whiting due to adjustments to prior calculations of net proceeds or otherwise will reduce future amounts payable to the trust…" Please explain if such "…adjustments to prior calculations of net proceeds…" must be approved by the trust unit holders, or the trustee.

<u>Description of the Trust Units, page 61</u>

<u>Distributions and Income Computations, page 61</u>

20.   We note the disclosure that "Available funds will be reduced by any cash the trustee decides to hold as a reserve against future liabilities." Within the computation of projected quarterly cash distributions on page 33, we cannot locate a line item identified as cash reserves established by the trustee.   Please revise your disclosure as necessary to explain if the trustee anticipates such reserves, and the amount of such reserves.

<u>Federal Income Tax Consequences, page 65</u>

<u>U.S. Federal Tax Income Consequences, page 65</u>

21.   Advise us whether you or counsel is aware of any circumstances in which the IRS accorded similar securities the treatment you suggest. We may have additional comments.

<u>Classification of the Net Profits Interest, page 67</u>

22.   We note counsel's opinion that the net profits interest "should" be treated as a production payment, etc. Explain why counsel is not rendering a "will" opinion with respect to these issues, and describe the degree of uncertainty.

<u>Financial Statements – Underlying Properties</u>

<u>Notes to Statements of Historical Revenues and Direct Operating Expenses, page F-4</u>

<u>Note 1. Underlying Properties, page F-4</u>

23.   We note your disclosure that "Whiting conveyed to the Whiting USA Trust I the right to receive 90% of the term net proceeds from these underlying properties."

As the conveyance of the term net profits interest has not occurred, please revise your disclosure to be consistent.

Whiting USA Trust I – Pro Forma Financial Information, page F-11

Notes to Unaudited Pro Forma Financial Information, page F-14

Note 4 Income From Net Profits Interest, page F-15

24.   We note that within the calculation of 'Income from Net Profits Interest', the starting point is 'Excess of Revenues over Direct Operating Expenses of Underlying Properties'. The amounts presented agree with the Underlying Properties - Statements of Historical Revenues and Direct Operating Expenses on page F-3. However, per review of Note 2 to the Statements of Historical Revenues and Direct Operating Expenses, such amounts are presented on the accrual basis of accounting. Per Note 2, to the Statement of Assets and Trust Corpus on page F-9, "The Trust uses the modified cash basis of accounting to report Trust receipts of the term net profits interest and payment of expenses incurred." As such, please revise your calculation of 'Income from Net Profits Interest' to use amounts determined on a consistent basis of accounting, or tell us why you believe such revisions is not necessary.

Proxy Statement for 2007 Annual Meeting

Compensation Discussion and Analysis, page 9

Elements of Compensation/Why We Chose Each/How Each Relates to Objectives, page 9

Production Participation Plan, page 9

25.   Please disclose why you entered into the Production Participation Credit Service Agreement with Mr. Volker and the Production Participation Plan Supplemental Payment Agreement with Mr. Lang in February 2007.

How We Chose Amounts for Each Element, page 11

26.   We direct you to Release 8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in the amount and type of compensation awarded to individual executive officers. Please include enhanced analysis regarding the variance in base salary and restricted stock granted to Mr. Volker during fiscal year 2006 compared to all other named executive officers during fiscal year 2006.

Restricted Stock Awards, page 12

27.   Please describe in Compensation Discussion and Analysis the grants of restricted
        stock to your executive officers on February 23, 2007, and disclose information
        regarding the performance criteria for the vesting of such stock. See Instruction 2
        to Item 402(b) of Regulation S-K. ''

Engineering comments

Registration Statement on Form S-1 and Form S-3

General

28.   Please provide us with a copy of your reserve report as of June 30 and September
        30, 2007. Please provide this on electronic media, such as CD-ROM, if possible.
        We remind you of the provisions of Rule 12b-4 under the Exchange Act if you
        want us to return this report when we have completed our review.

Prospectus Summary, page 1

29.   You state here and elsewhere that the underlying properties include interests in
        approximately 3,000 producing wells. Please also provide the number of net
        wells this represents.

Risk Factors, page 18

The reserves attributable to the underlying properties are depleting assets and production
from those reserves will diminish over time, page 21

30.   Please include the aggregate depletion percentage for the underlying properties as
        of December 31, 2006.

Financial Statements

Disclosures About Oil and Gas Activities (Unaudited), page F-4

Oil and Gas Reserves, page F-4

31.   Please disclose the reasons for the significant line item reserve quantity changes
        from year to year, such as those attributed to revisions and extensions and
        discoveries in all three years reported, to comply with paragraph 11 of SFAS 69.

Closing Comments

As appropriate, please amend your registration statement and Exchange Act filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Exchange Act, as appropriate, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Mark Wojciechowski at (202) 551-3759 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy at (202) 551-3703 with any engineering questions. Please contact Laura Nicholson at (202) 551-3584, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Murphy
        K. Stertzel
        M. Wojciechowski
        T. Levenberg
        L. Nicholson

        via facsimile

        Benjamin F. Garmer, Esq.
        (414) 297-4900